UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D (Amendment No. 1)

Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)
Common Stock (par value $.01 per share)	913377-10-7
(Title of class of securities)	(CUSIP number)
Lee-Universal Holdings, LLC 650 Madison Avenue New York, NY 10022 Attention: Mr. Joseph B. Rotberg Tel No. (212) 888-1500
(Name, address and telephone number of person authorized to receive notices and communications)
March 31, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913377-10-7	13D	Page 2
1	NAME OF REPORTING PERSON:	Lee-Universal Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	5,250,000
8	SHARED VOTING POWER:	0
9	SOLE DISPOSITIVE POWER:	5,250,000
10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	5,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	6.7%
14	TYPE OF REPORTING PERSON:	OO

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CUSIP No. 913377-10-7	13D	Page 3
1	NAME OF REPORTING PERSON:	Thomas H. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	5,253,333
8	SHARED VOTING POWER:	0
9	SOLE DISPOSITIVE POWER:	5,253,333
10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	5,253,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	6.7%
14	TYPE OF REPORTING PERSON:	IN

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                        This Amendment No. 1 amends the Schedule 13D filed September 26, 2007, as amended (the “Schedule 13D”), and is filed by Lee-Universal Holdings, LLC (“Lee-Universal”) and Thomas H. Lee (each a “Reporting Person” and, collectively, the “Reporting Persons”), with respect to the common stock, par value $.01 per share (the “Common Stock”), of Universal American Corp., a New York corporation (formerly know as Universal American Financial Corp.) (the “Company”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended by adding the following:

On November 30, 2007, the name of the issuer of the Common Stock changed to Universal American Corp. from Universal American Financial Corp.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended as follows:

Lee-Universal is a Delaware limited liability company. The members of Lee-Universal are Thomas H. Lee, Lee Equity Partners Fund, L.P., a Delaware limited partnership (“Lee Equity”), Lee Equity Strategic Partners Fund, L.P., a Delaware limited partnership (“Lee Strategic”) and Lee Equity Strategic Partners Fund (Offshore), L.P., a Cayman Islands exempted limited partnership (“Lee Offshore” and, together with Lee Equity and Lee Strategic, the “Lee Equity Funds”). Lee Equity Partners GP, LLC, a Delaware limited liability company, is the general partner of each of the Lee Equity Funds (the “General Partner”).

Lee Equity Partners, LLC, a Delaware limited liability company (the “Investment Manager”), is the non-member manager of Lee-Universal and serves as the investment manager of the Lee Equity Funds. Thomas H. Lee is the sole member of the Investment Manager. Thomas H. Lee is also a managing member of the General Partner, and any action, consent, approval, election, decision or determination of the managing members of the General Partner requires Mr. Lee’s consent.

Thomas H. Lee and the Lee Equity Funds purchased their membership interests in Lee-Universal from Lee Funding, L.P., an affiliate of Thomas H. Lee and the Lee Equity Funds, on March 31, 2009.

The principal business address and principal office address of each of Lee-Universal, the Lee Equity Funds, the Investment Manager and the General Partner is 650 Madison Avenue, New York, New York 10022. The principal business of each of Lee-Universal, the Lee Equity Funds and the General Partner is investments. The principal business of Mr. Lee and the Investment Manager is managing investments.

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The name and present principal occupation or employment of each director and executive officer of the Investment Manager and the General Partner (other than Thomas H. Lee) are as follows:

Name	Principal Occupation or Employment
Mark Gormley	Partner and Managing Director
Benjamin Hochberg	Partner and Managing Director
Yoo Jin Kim	Partner and Managing Director
David J. Morrison	Partner and Managing Director
Joseph B. Rotberg	Chief Financial Officer

Thomas H. Lee and each of the other above-listed individuals is a citizen of the United States of America.

The business address of Thomas H. Lee and each of the other above-listed individuals is at Lee-Universal’s offices, 650 Madison Avenue, New York, New York 10022.

During the last five years, none of Thomas H. Lee, Lee-Universal, the Lee Equity Funds, the Investment Manager, the General Partner nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

On November 24, 2008, the Company elected to convert all shares of Series B Preferred Stock then outstanding into shares of Common Stock. Consequently, on such date the 31,665 shares of Series B Preferred Stock beneficially owned by the Reporting Persons were converted into 3,166,500 shares of Common Stock.

Since September 2007, Mark Gormley has served as a non-employee director of the Company. The Company awards options to purchase Common Stock for the service of non-employee directors designated by the respective equity investors and who are employed by those investors in the name of the equity investor or its affiliates and not the individual non-employee director. Accordingly, the Investment Manager may from time to receive options to purchase Common Stock from the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 1 are incorporated herein by reference.

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As of April 6, 2009, the aggregate number of shares of Common Stock that Lee-Universal beneficially owned was 5,250,000 shares of Common Stock, representing approximately 6.7% of the outstanding shares of Common Stock (based on 78,255,434 shares of Common Stock outstanding as of March 6, 2009, as stated by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008). As of April 6, 2009, the aggregate number of shares of Common Stock that Thomas H. Lee beneficially owned was 5,253,333 shares of Common Stock (composed of 5,250,000 shares of Common Stock owned by Lee-Universal and options, exercisable with 60 days, to purchase 3,333 shares of Common Stock owned by the Investment Manager), representing approximately 6.7% of the outstanding shares of Common Stock (based on 78,255,434 shares of Common Stock outstanding as of March 6, 2009, as stated by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, plus 3,333 shares of Common Stock issuable upon the exercise of options owned by the Investment Manager).

As of April 6, 2009, Mark Gormley directly beneficially owned 44,474 shares of Common Stock.

As a result of the matters referred to in Item 4 of the Schedule 13D, the Reporting Persons may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other stockholders of the Company that are party to that certain Stockholders' Agreement of Universal American Financial Corp., dated as of September 21, 2007, as amended (the "Stockholders Agreement") and certain of their respective affiliates. As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate 20,301,569 shares of Common Stock that Union Square Universal Partners, L.P. (“Union Square”) and/or its affiliates (including certain affiliates of Cap Z Ltd.) beneficially own, as set forth in Amendment No. 5 to Schedule 13D as filed by Union Square and its affiliates on September 25, 2007, (ii) 9,999 shares of Common Stock issuable upon the exercise of certain options granted to Union Square and/or its affiliates, as set forth in the Schedule 14A filed by the Company on April 29, 2008, (iii) an aggregate 6,920,500 shares of Common Stock that Perry Corp. and Richard C. Perry (the “Perry Funds”) beneficially own, as set forth in Amendment No. 3 to Schedule 13D as filed by Perry Corp. and Richard C. Perry on November 26, 2008, (iv) 3,333 shares of Common Stock issuable upon the exercise of certain options granted to Perry Funds, as set forth in Amendment No. 3 to Schedule 13D as filed by Perry Corp. and Richard C. Perry on November 26, 2008, (v) an aggregate 10,064,817 shares of Common Stock that Welsh, Carson, Anderson & Stowe IX, L.P. (“WCAS IX”) and Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS X”, together with WCAS IX, “WCAS”) and/or its affiliates beneficially owns, as set forth in Amendment No. 3 to Schedule 13D filed by WCAS and/or its affiliates on December 12, 2008, (vi) 3,333 shares of Common Stock issuable upon the exercise of certain options granted to WCAS Management Corporation, as set forth in Amendment No. 3 to Schedule 13D filed by WCAS and/or its affiliates on December 12, 2008, (vii) an aggregate 2,786,942 shares of Common Stock that Mr. Richard Barasch and/or his affiliates beneficially own, as set forth in the Schedule 14A filed by the Company on April 29, 2008, (viii) an aggregate 2,459,480 shares of Common Stock issued by the Company pursuant to the Agreement and Plan of Merger and Reorganization among the Company, MHRx LLC, MemberHealth Inc. (“MemberHealth”)

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and the other parties thereto, dated May 7, 2007, to former equity holders of MemberHealth (other than WCAS IX) that are party to the Stockholders’ Agreement and that were beneficially owned by such persons as of March 5, 2008, as set forth in Amendment No. 3 to Schedule 13D filed by WCAS and/or its affiliates on December 12, 2008 and (ix) an aggregate of 717,545 shares of Common Stock distributed by WCAS IX to its partners and/or members of WCAS Associates IX that are party to the Stockholders’ Agreement, as set forth in Amendment No. 3 to Schedule 13D filed by WCAS and/or its affiliates on December 12, 2008.

Including all such shares on the foregoing basis, the Reporting Persons with the other stockholders of the Company that are party to the Stockholders’ Agreement and certain of their respective affiliates may be deemed to be beneficial owners of, in the aggregate, approximately 62% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by any of the persons referred to in clauses (i) through (ix) above and any of their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

The percentage in the immediately foregoing paragraph is calculated based on a total of 78,275,432 shares of Common Stock outstanding, which includes (A) the number of shares of Common Stock (78,255,434) outstanding as of March 6, 2009 (as stated by the Company in its annual report on Form 10-K for the fiscal year ended December 31, 2008), (B) 9,999 shares of Common Stock issuable upon the exercise of certain options granted to Union Square and/or its affiliates, (C) 3,333 shares of Common Stock issuable upon the exercise of certain options granted to WCAS Management Corporation and (D) 3,333 shares of Common Stock issuable upon the exercise of certain options by Lee and/or its affiliates.

The calculation of such percentage does not consider any shares of Series A Preferred Stock now outstanding, the exchange of which is subject to various conditions or any shares of Common Stock issuable upon conversion thereof.

(c)	Not applicable.

(d)       The members of Lee-Universal do not have the right to, but may receive (at the discretion of the Investment Manager), dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Lee-Universal. The interest of one of the members, Lee Equity, relates to more than five percent of the Common Stock.

(e)	Not applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following:

The responses to Items 2 and 4 hereof of this Amendment No. 1 are incorporated herein by reference.

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Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2009

                                                      LEE-UNIVERSAL HOLDINGS, LLC

                                                      By: Lee Equity Partners, LLC

                                                      its manager

By:	/s/ Joseph Rotberg
Name: Joseph Rotberg
Title: Chief Financial Officer

/s/ Thomas H. Lee

                                                               Thomas H. Lee